Exhibit 21.1

Subsidiaries of

Oriental Rise Holdings Limited

Subsidiary	Jurisdiction of Organization/Incorporation
Wisdom Navigation Limited	British Virgin Islands
East Asia Enterprise Limited	Hong Kong
Fujian Qingjing Agricultural Comprehensive Development Co., Ltd.	PRC
Fujian Min Dong Hong Tea Technology Co., Ltd.	PRC